FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, September 20, 2006

INTENTION TO MAKE A
NORMAL COURSE ISSUER BID

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it intends to make a Normal Course Issuer Bid, subject to regulatory approval, for up to 1,000,000 of its subordinate voting shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange in accordance with the rules and policies of those Exchanges. The shares to be purchased for cancellation represent approximately 9.9% of the public float of the 16,989,356 currently outstanding subordinate voting shares of Fairfax. This Normal Course Issuer Bid will commence September 22, 2006 and may extend until September 21, 2007.

Fairfax is making this Normal Course Issuer Bid because it believes that in appropriate circumstances its subordinate voting shares represent an attractive investment opportunity and that consequently purchases under the bid will enhance the value of the shares held by the remaining shareholders.

Fairfax has purchased 117,600 of its subordinate voting shares at an average price per share of Cdn$148.09 under its Normal Course Issuer Bid which commenced September 22, 2005 and will terminate on September 21, 2006.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941